Exhibit (20)

Cedar Fair, L.P.

One Cedar Point Drive

Sandusky, Ohio 44870-5259

Press Release
For Immediate Release Contact: Brian C. Witherow August 2, 2001 (419) 627-2173

Cedar Fair, L.P. Reports Second Quarter 2001 Results

SANDUSKY, OHIO, August 2, 2001 -- Cedar Fair, L.P. (NYSE: FUN), a publicly traded partnership which owns and operates six amusement parks and five water parks, today announced results for the second quarter of 2001.

Net revenues for the quarter ended June 24, 2001, decreased 4.5% to $123.7 million from $129.5 million in 2000, on a 5% decrease in combined attendance and a 2% increase in out-of-park revenues, including resort hotels. During this same period, in-park guest per capita spending increased 2-4% at the Partnership's amusement parks, but due to the mix of attendance, weighted average per capita spending remained relatively flat compared with last year.

Excluding depreciation and non-cash charges, total operating costs and expenses for the quarter increased 1% to $89.8 million, due to the recent acquisitions of Michigan's Adventure Amusement Park and Oasis Water Park. After depreciation and a $3.6 million ($.07 per unit) non-cash charge for unit options, operating income decreased to $17.4 million from $28.8 million in 2000. Net income for the quarter, after higher interest expense resulting from acquisitions and large unit repurchases, was $6.6 million, or $.13 per limited partner unit, compared to $18.6 million, or $.36 per unit, a year ago.

"The 2001 season has been a difficult one for several of our parks," said Richard L. Kinzel, president and chief executive officer. "Cool temperatures and heavy rainfall during the early part of the season led to attendance shortfalls that we have been unable to recoup in spite of improved weather during most of June and July. Dorney Park has performed very well this season with the introduction of another world-class roller coaster, but attendance at our other parks has remained below our expectations. Combined attendance through the first seven months of the year is up 2% from last year, but excluding results from our two newest properties, is down 3%.

"We believe that the overall weakness in the economy is the most significant factor negatively impacting this year's results, particularly at Cedar Point," said Kinzel. "Over the past ten years, we have successfully developed Cedar Point into more of a multi-day resort destination featuring more than 1,400 hotel rooms. However, as a 'destination' park, Cedar Point has become more susceptible to weak economic cycles, and the park has not been able to keep up with last year's pace, which benefited from the successful debut of Millennium Force. Through the end of July, attendance at Cedar Point remained almost 9% behind last year, spread across virtually all segments of our market."

For the month of July, the Partnership's combined attendance increased 7%, due to the contribution of its two newest parks. On a same-park basis, attendance was down slightly from July of 2000, and combined in-park guest per capita spending for the month was relatively flat due to aggressive promotions offered to address the soft early-season attendance at several of the parks.

"Based on preliminary July results, which indicate that EBITDA and net income for the month were probably close to even with a year ago, we now expect earnings per unit, before non-cash charges, over the next two quarters of 2001 to be roughly in line with last year's amounts, before non-recurring costs," continued Kinzel. "This would result in full-year projected earnings, before non-cash charges, in the range of $1.40 to $1.50 per unit, and projected full-year EBITDA in the range of $150 million to $160 million. This level of operating cash flow, combined with the modest capital expenditure program in 2001, would allow us to maintain or slightly increase our cash distribution rate, which is currently an annualized $1.56 per unit."

Kinzel concluded by noting that virtually all of Cedar Fair's revenues from its seasonal amusement parks and water parks are realized during a 130-day operating period beginning in early May, with the major portion concentrated in the peak vacation months of July and August. Knott's Berry Farm is open year-round but also operates at its highest level of attendance in the third quarter of the year.

Cedar Fair's six amusement parks are Cedar Point, located on Lake Erie between Cleveland and Toledo; Knott's Berry Farm near Los Angeles in Buena Park, California; Dorney Park & Wildwater Kingdom near Allentown, Pennsylvania; Valleyfair near Minneapolis/St. Paul; Worlds of Fun, located in Kansas City, Missouri; and Michigan's Adventure near Muskegon, Michigan. The Partnership's water parks are located in Chula Vista, California, near San Diego, and Palm Springs, California, and adjacent to Cedar Point, Knott's Berry Farm and Worlds of Fun. Cedar Fair also operates Knott's Camp Snoopy at the Mall of America in Bloomington, Minnesota under a management contract.